Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-132747

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Notes	$10,122,990	$310.78
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-132747 Dated November 27, 2007

100% Principal Protection Notes

Linked to an International Index Basket

A Strategic Complement to Fixed Income Investing
UBS AG $10,122,990 Notes Linked to an International Index Basket due July 31, 2013

Investment Description

The 100% Principal Protection Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of an international index basket (the “Basket”) consisting of the following six equity indices: The Dow Jones EURO STOXX 50® Index, the FTSE 100TM Index, the Nikkei® 225 Index, the Swiss Market Index (SMI)®, the S&P/ASX 200® Index and the MSCI® Emerging Markets IndexSM (each a “Basket Index” or collectively the “Basket Indices”). The Notes provide exposure to potential price appreciation in the Basket, as well as protection at maturity of 100% of your principal. At maturity, if the Basket Return is positive, you will receive your principal, plus an additional payment based on the Basket Return. If the Basket Return is negative, you will receive your entire principal amount, if you hold the Notes to maturity.

Features
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your invested principal, regardless of the performance of the Basket.
☐	Diversification — The Notes provide diversification within the equity portion of your portfolio through exposure to an international basket of indices and their respective constituent stocks (the “Basket Constituent Stocks”).

Key Dates

Trade Date	November 27, 2007
Settlement Date	November 30, 2007
Final Valuation Date*	July 26, 2013
Maturity Date*	July 31, 2013
*	Subject to postponement in the event of a market disruption event, as defined in the product supplement.

Security Offering

We are offering 100% Principal Protection Notes Linked to an International Index Basket. The Notes are not subject to a predetermined maximum gain. The Notes are offered at a minimum investment of $1,000.

Notes	Term	Basket Starting Level	CUSIP	ISIN
100% Principal Protection Notes Linked to an International Index Basket	5 years 8 months	100	902623750	US9026237506

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the Principal Protection Notes product supplement, the accompanying prospectus and this Pricing Supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-8 of the product supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this Pricing Supplement, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100%	3.50%	96.50%
Total	$10,122,990	$354,304.65	$9,768,685.35

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated November 27, 2006

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes, which we refer to as the “product supplement” and an index supplement for various securities we may offer, including the Notes, which we refer to as the “index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated October 26, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000209/v091114_69059-424b2.htm

♦	Index Supplement dated August 27, 2007

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated October 26, 2007, references to the “index supplement” mean the UBS index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with exposure to any of the economies of Japan, Europe, Australia, U.K. and Switzerland or of emerging markets.
♦	You seek an investment with a return linked to the performance of the Basket.
♦	You seek an investment that offers full principal protection on the Notes when held to maturity.
♦	You are willing to hold the Notes to maturity.
♦	You do not seek current income from your investment.

The Notes may not be suitable for you if:

♦	You do not seek an investment with exposure to any of the economies of Japan, Europe, Australia, U.K. and Switzerland or of emerging markets.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10.00 per Note
Term	5 years 8 months
Index Basket and Weightings	The Notes are linked to a Basket consisting of the following Basket Indices:
35% Dow Jones EURO STOXX 50® Index
25% FTSE 100TM Index
25% Nikkei® 225 Index
5% Swiss Market Index (SMI)®
5% S&P/ASX 200® Index
5% MSCI® Emerging Markets IndexSM
Principal Protection	100%, if held to maturity
Participation Rate	100%
Payment at Maturity	If the Basket Return is positive, you will receive a cash payment per Note, which will be calculated as follows:
$10 + ($10 × Participation Rate × Basket Return)
If the Basket Return is zero or negative, you will receive a cash payment of $10 per Note
Basket Return	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level	100
Basket Ending Level	The weighted performance of the Basket Indices on the Final Valuation Date. The Basket Ending Level will be calculated as follows:
100 × [1 + (Dow Jones EURO STOXX 50® Index Return × 35%) + (FTSE 100TM Index Return × 25%) + (Nikkei® 225 Index Return × 25%) + (Swiss Market Index (SMI)® Return × 5%) + (S&P/ASX 200® Index Return × 5%) + (MSCI® Emerging Markets IndexSM Return × 5%)], where the return for each Basket Index is the performance of the respective Basket Index, calculated as the percentage change from the respective closing level on the Trade Date to the respective closing level on the Final Valuation Date.

Determining Payment at Maturity

You will receive at maturity 100% of the principal amount of each Note.

Hypothetical Examples and Return Table of the Notes at maturity

The following scenario analysis and examples assume a range of Basket Returns from 40% to -40%

Example 1:	The level of the Basket increases from a Basket Starting Level of 100 to a Basket Ending Level of 140.

Because the Basket Return is 40%, the investor would receive at maturity the principal amount of each Note plus a payment equal to the principal amount multiplied by the Participation Rate multiplied by the Basket Return, as set forth below:

At maturity, the investor will receive a cash payment equal to:

$10 × ($10 × Participation Rate × Basket Return)
$10 × ($10 × 100% × 40%) = $14.00

Investor receives $14.00 at maturity for each Note (a 40% total return).

Example 2:	The level of the Basket decreases from a Basket Starting Level of 100 to a Basket Ending Level of 60.

Because the Basket Return is -40%, the investor would receive at maturity 100% of the principal amount of each Note.

At maturity, the investor will receive a cash payment equal to:

$10.00

Investor receives $10.00 at maturity for each Note (a 0% total return).

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the offering of Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only applies if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. You will receive no more than the principal amount of your Notes at maturity if the Basket Return is zero or negative.
♦	Changes in the levels of the Basket Indices may offset each other — The Notes are linked to a weighted basket composed of the Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of one or more other Basket Indices.
♦	No interest or dividend payments or voting rights — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Basket Constituent Stocks would have.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the Basket Constituent Stocks — The return on your Notes may not reflect the return you would realize if you actually owned the Basket Constituent Stocks or the Basket Indices. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Notes.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Price prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the levels of the Basket Indices; the volatility of the Basket Indices; the dividend rate paid on the Basket Constituent Stocks; the time remaining to the maturity of the Notes; interest rates in the markets; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in a Basket Index or the Basket Indices and/or over-the-counter options, futures or other instruments with returns linked to the performance of a Basket Index or the Basket Indices, may adversely affect the market price of a Basket Index or the Basket Indices and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the Basket Constituent Stocks, which may present a conflict between the interests of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on observed levels of the Basket Indices in the market. The calculation agent can postpone the determination of the Maturity Date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Notes. Any such research, opinions or recommendations could affect the value of the Basket Indices or the Basket Constituent Stocks, and therefore the market value of the Notes.
♦	The Basket Return will not be adjusted for changes in exchange rates relative to the U.S. dollar, but the Notes will have some exposure to exchange rate fluctuations — The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the Basket Constituent Stocks are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. However, because one of the Basket Indices (the MSCI Emerging Markets IndexSM) — but not its Basket Constituent Stocks — is denominated in U.S. dollars, you will have foreign currency exposure with respect to that Basket Index, and the value of your Notes will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such Basket Constituent Stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, the value of your Notes may increase or decrease at maturity.
♦	Non-U.S. securities markets risks — The Basket Constituent Stocks are issued by non-U.S. companies in non-U.S. securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks. This may have a negative impact on the performance of the Notes, which may have an adverse effect on the offering of Notes.
♦	Risks associated with emerging markets — An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.
Historical Performance of the Index Basket

The graph accompanying illustrates the hypothetical historical performance of the Basket from 10/31/97 to 11/27/07 if the Basket Level were made to equal 100 on 11/27/07. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Basket Indices and (ii) the Basket Weightings indicated in the Indicative Terms. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Indices should be taken as indications of future performance.

Source: Bloomberg L.P.

The Dow Jones EURO STOXX 50® Index (SX5E)

The Dow Jones EURO STOXX 50® Index is sponsored by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — Dow Jones EURO STOXX 50® Index”, the Dow Jones EURO STOXX 50® Index is a free float adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The Dow Jones EURO STOXX 50® Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The Dow Jones EURO STOXX 50® Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Dow Jones EURO STOXX 50® Index is reported on Bloomberg L.P. under the ticker symbol “SX5E”.

The accompanying graph illustrates the performance of the Dow Jones EURO STOXX 50® Index from 10/31/97 to 11/27/07 as reported on Bloomberg L.P. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance. The Dow Jones EURO STOXX 50® Index closing level on November 27, 2007 was 4224.44.

Source: Bloomberg L.P.

The FTSETM 100 Index (UKX)

The FTSETM 100 Index is sponsored by FTSE International Limited. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — FTSE 100TM Index”, the FTSE 100TM Index is a share index of the 100 most highly capitalized companies listed on the London Stock Exchange. The FTSE 100TM Index is reported on Bloomberg L.P under the ticker symbol “UKX”.

The accompanying graph illustrates the performance of the FTSE 100TM Index from 10/31/97 to 11/27/07 as reported on Bloomberg L.P. The historical levels of the FTSE 100TM Index should not be taken as an indication of future performance. The FTSE 100TM Index closing level on November 27, 2007 was 6140.7.

Source: Bloomberg L.P.

The Nikkei® 225 Index (NKY)

The Nikkei® 225 Index is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — Nikkei® 225 Index”, the Nikkei® 225 Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei® 225 Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. The Nikkei® 225 Index is reported on Bloomberg L.P. under the ticker symbol “NKY”.

The accompanying graph illustrates the performance of the Nikkei® 225 Index from 10/31/97 to 11/27/07 as reported on Bloomberg L.P. The historical levels of the Nikkei® 225 Index should not be taken as an indication of future performance. The Nikkei® 225 Index closing level on November 27, 2007 was 15222.85.

Source: Bloomberg L.P.

Swiss Market Index (SMI)®

The Swiss Market Index (SMI)® is sponsored by SWX Swiss Exchange. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — Swiss Market Index (SMI)®”, the Swiss Market Index (SMl)® is Switzerland’s blue-chip index and is made up of a maximum of 30 of the largest and most liquid Swiss Performance Index large- and mid-cap stocks. The securities represented in the Swiss Market Index (SMI)® currently represent more than 90% of the free float market capitalization of the Swiss equity market. The Swiss Market Index (SMI)® is reported on Bloomberg L.P. under the ticker symbol “SMI”.

The accompanying graph illustrates the performance of the Swiss Market Index (SMI)® from 10/31/97 to 11/27/07 as reported on Bloomberg L.P. The historical levels of the Swiss Market Index (SMI)® should not be taken as an indication of future performance. The Swiss Market Index (SMI)® closing level on November 27, 2007 was 8431.1.

Source: Bloomberg L.P.

The S&P/ASX 200® Index (AS51)

The S&P/ASX 200® Index is sponsored by the S&P Australian Index Committee, a team of representatives from both Standard and Poor’s and the Australian Stock Exchange. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P/ASX 200® Index”, the S&P/ASX 200® Index is composed of the S&P/ASX 100 stocks plus an additional 100 stocks selected by the ASX Committee. The S&P/ASX 200® Index covers large-cap and mid-cap stocks evaluated for liquidity and size. The S&P/ASX 200 ® Index is reported on Bloomberg L.P. under the ticker symbol “AS51”.

The accompanying graph illustrates the performance of the S&P/ASX 200® Index from 10/31/97 to 11/27/07 as reported on Bloomberg L.P. The historical levels of the S&P/ASX 200® Index should not be taken as an indication of future performance. The S&P/ASX 200® Index closing level on November 27, 2007 was 6432.7.

Source: Bloomberg L.P.

The MSCI® Emerging Markets IndexSM (MXEF)

The MSCI® Emerging Markets IndexSM is sponsored by Morgan Stanley Capital International. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI® Emerging Markets IndexSM”, the MSCI® Emerging Markets lndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. As of November 2007, the MSCI® Emerging Markets lndexSM consisted of the following 29 emerging market country indices: Argentina, Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hungary, Hong Kong, India, Indonesia, Israel, Jordan, Luxembourg, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. The Index employs a 15% cap on the weight of any single country in the portfolio. The MSCI® Emerging Markets lndexSM is reported on Bloomberg L.P. under the ticker symbol “MXEF”.

The accompanying graph illustrates the performance of the MSCI® Emerging Markets lndexSM from 10/31/97 to 11/27/07 as reported on Bloomberg L.P. The historical levels of the MSCI® Emerging Markets lndexSM should not be taken as an indication of future performance. The MSCI® Emerging Markets lndexSM closing level on
November 27, 2007 was 1187.93.

Source: Bloomberg L.P.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-23 of the product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules are applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in the Notes will be increased by the amount you are required to include in income.

We have determined the comparable yield for the Notes is equal to 4.321 % per annum, compounded semiannually, with a projected payment at maturity of $12.73 based on an investment of $10. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.04 in 2007, $0.44 in 2008, $0.45 in 2009, $0.47 in 2010, $0.49 in 2011, $0.53 in 2012 and $0.31 in 2013. However, if the amount you receive at maturity is greater than $12.73, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2013 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $12.73, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2013 by an amount that is equal to such difference. If the amount you receive at maturity is less than $12.42, then you would recognize a net ordinary loss in 2013 in an amount equal to such difference. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Notes, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.